FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

3Q08

Data on 10/28/2008

Sadia ON Sadia ON (SDIA3)= R$6.98/share
Sadia PN (SDIA4)= $4.16/share
Sadia ADR (SDA) = US$ 5.94
       (1 ADR = 3 shares)
Sadia Latibex (XSDI) = € 1.51

Market Value - Bovespa

R$ 2.8 billion

 US$ 1.3 billion

Investor Relations

Welson Teixeira Junior

Investor Relations Director

Phone: 55 11 2113-3555

Christiane Assis

Phone: 55 11 2113-3552

christiane.assis@sadia.com.br

Silvia Helena Madi Pinheiro

Phone: 55 11 2113-3197

silvia.pinheiro@sadia.com.br

Melissa Schleich

Phone: 55 11 2113-1565

melissa.shleich@sadia.com.br

Sonia Biajoli

Phone: 55 11 2113-3686

sonia.biajoli@sadia.com.br

ri@sadia.com.br

www.sadia.com

Ligia Montagnani

IR Consultant

Phone: 55 11 3897-6405

ligia.montagnani@firb.com

São Paulo, October 29, 2008 - SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, releases today its results for the third quarter of 2008 (3Q08). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on consolidated figures, in accordance with the corporate legislation.  In this release, all comparisons are made in relation to the same period in 2007 (3Q07), except where specified otherwise

“Sadia S.A had a satisfactory operating performance in the third quarter of 2008. Gross operating revenue grew 28.3% and the volume sold increased by 16.2% over the same period in 2007. In view of the good results, the Company decided to maintain the EBITDA margin guidance of 11% to 12% for 2008, with revenues of US$12.0 billion. Our projection for the volume performance in both markets is a growth between 12% and 14%. The strengthened cash, the heated demand in the domestic and international markets, the stability of the price of grains and the operational startup of four expansion projects and of two new units signal a promising outlook for the Company’s performance for the end of this year and for the beginning of 2009. Out of the total investments in 2008, 92% have already been invested. By December 2008, the Company will have invested R$ 1.6 billion, the largest investment plan of its history. When fully operational, these investments shall generate an additional income of approximately R$ 4 billion per year, as from 2010. Pursuant to good corporate governance practices, the Company disclosed, on a timely basis, financial losses resulting from the settlement of certain transactions with foreign exchange derivatives which exceeded the limits established by our internal policy. Eventually, due to the change in the world scenario, the Company will review carefully the investments foreseen for the oncoming years. We continue to be confident in our capacity to grow in a sustainable way, delivering the best results and the best products to our consumers.”

Luiz Fernando Furlan
Chairman of the Board of Directors

Gilberto Tomazoni
CEO

Highlights – R$ thousand

	9M07	9M08	9M08/ 9M07	3Q07	3Q08	3Q08/ 3Q07
Gross Operating Revenue	6,925,996	8,671,985	25.2%	2,455,138	3,150,309	28.3%
Domestic Market	3,694,808	4,590,525	24.2%	1,312,406	1,695,946	29.2%
Export Market	3,231,188	4,081,460	26.3%	1,142,732	1,454,363	27.3%
Net Operating Revenue	6,063,005	7,663,746	26.4%	2,150,340	2,788,471	29.7%
Gross Profit	1,604,822	1,834,695	14.3%	596,694	664,340	11.3%
Gross Margin	26.5%	23.9%		27.7%	23.8%
EBIT	456,894	494,089	8.1%	174,346	189,433	8.7%
EBIT Margin	7.5%	6.4%		8.1%	6.8%
Net Income	393,896	(442,615)	-212.4%	188,352	(777,378)	-512.7%
Net Margin	6.5%	-5.8%		8.8%	-27.9%
EBITDA	733,915	820,715	11.8%	273,211	272,330	-0.3%
EBITDA Margin	12.1%	10.7%		12.7%	9.8%
Exports / Gross Revenue	46.7%	47.1%		46.5%	46.2%

GROSS OPERATING INCOME – R$ million

Gross operating income in the third quarter of 2008 (3Q08) reached R$ 3.2 billion, 28.3% higher than that reached in the same period in 2007, and, for the nine months of 2008 (9M08), it totaled R$ 8.7 billion, 25.2% higher when compared with the same period in 2007. The rise in prices charged by the Company in all of its segments, as well as the satisfactory performance of the poultry volume sold in the international market and of the processed products in the domestic market, was fundamental to achieve that result.

Revenues from the domestic market increased by 29.2% in the quarter, representing 53.8% of the total income and exports accounted for 46.2% of total income, corresponding to an increase of 27.3%.

The total volume sold in the quarter was 16.2% higher in relation to the same period in 2007: the domestic market grew 18.5% and the international market grew 14.2%. In the 9M08, Sadia total volume of sales added up to 1.7 million tons, representing a growth of 11.3% over 9M07.

SALES

	9M07	9M08	9M08/ 9M07	3Q07	3Q08	3Q08/ 3Q07
Tons	1,550,555	1,725,005	11.3%	535,233	621,809	16.2%
Processed Products	672,125	771,931	14.8%	236,150	283,717	20.1%
Poultry	723,911	805,131	11.2%	248,886	291,073	17.0%
Pork	110,889	106,278	-4.2%	39,098	35,770	-8.5%
Beef	43,630	41,665	-4.5%	11,099	11,249	1.4%

R$ thousand	6,925,996	8,671,985	25.2%	2,455,138	3,150,309	28.3%
Processed Products	3,289,671	4,182,170	27.1%	1,167,547	1,571,223	34.6%
Poultry	2,579,490	3,357,537	30.2%	915,884	1,206,743	31.8%
Pork	467,502	580,170	24.1%	158,224	210,186	32.8%
Beef	242,717	246,275	1.5%	62,696	67,383	7.5%
Others	346,616	305,833	-11.8%	150,787	94,774	-37.1%

In the quarter and in the year to date, the segment of processed products had a growth in volume sold both in the domestic and international markets, accounting for 45.6% of the total quarterly volume and 49.9% of the total company revenue generated in the quarter. In the 9M08, it generated an income of R$ 4.2 billion, equivalent to 48.2% of the total income and 27.1% higher than the 9M07. The domestic market accounted for the major portion of the revenue from processed products, 88.6%. The average price of processed products increased 12.1% in the 3Q08 and 10.8% in the 9M08, comparable to equal periods in 2007.

The poultry segment, responsible for 46.8% and 38.3% of the total company volume and revenue, respectively, in the quarter, recorded a growth of 17.0% in volume and of 31.8% in generation of revenue in the quarterly comparison. In the nine months of 2008, this segment achieved revenues of R$ 3.4 billion, 30.2% over the figures in the 9M07, corresponding to 38.7% of total revenue. For this segment, exports represents about 90% both of the volume sold and of the revenue generated in the 9M08 and in the 3Q08. Average poultry prices grew by 12.8% in the quarter and 17.1% in the 9M08.

The pork segment dropped 8.5% and 4.2% in volumes in 3Q08 and 9M08, respectively, over 2007. On the other hand, revenue increased by 32.8% and 24,1%, respectively, reflecting a growth of 45.2% and 29.4% in average prices. Exports accounted for approximately 67% of revenue and of the volume of this segment in the 9M08.

The volume of beef sold increased by 1.4% in the 3Q08 and a fall of 4.5% in the 9M08. Revenue from this segment recorded an increase of 7.5% in the 3Q08 and of 1.5% in the year to date, due to a growth of 6.0% in the 3Q08 and of 6.3% in the average price in the 9M08.

BREAKDOWN OF GROSS OPERATING INCOME

Sales

Tons	9M07	9M08	9M08/ 9M07	3Q07	3Q08	3Q08/ 3Q07
Domestic Market	710,512	805,359	13.3%	247,186	292,987	18.5%
Processed Products	590,144	673,396	14.1%	206,793	244,331	18.2%
Poultry	82,947	81,723	-1.5%	26,808	30,503	13.8%
Pork	30,973	34,966	12.9%	10,472	13,090	25.0%
Beef	6,448	15,274	136.9%	3,113	5,063	62.6%
Export Market	840,043	919,646	9.5%	288,047	328,822	14.2%
Processed Products	81,981	98,535	20.2%	29,357	39,386	34.2%
Poultry	640,964	723,408	12.9%	222,078	260,570	17.3%
Pork	79,916	71,312	-10.8%	28,626	22,680	-20.8%
Beef	37,182	26,391	-29.0%	7,986	6,186	-22.5%
Total	1,550,555	1,725,005	11.3%	535,233	621,809	16.2%

R$ thousand	9M07	9M08	9M08/ 9M07	3Q07	3Q08	3Q08/ 3Q07
Domestic Market	3,694,808	4,590,525	24.2%	1,312,406	1,695,946	29.2%
Processed Products	2,954,449	3,703,454	25.4%	1,053,544	1,373,189	30.3%
Poultry	315,186	348,168	10.5%	102,537	133,931	30.6%
Pork	124,060	190,403	53.5%	43,158	76,777	77.9%
Beef	34,154	77,587	127.2%	16,677	26,091	56.4%
Others	266,959	270,913	1.5%	96,490	85,958	-10.9%
Export Market	3,231,188	4,081,460	26.3%	1,142,732	1,454,363	27.3%
Processed Products	335,222	478,716	42.8%	114,003	198,034	73.7%
Poultry	2,264,304	3,009,369	32.9%	813,347	1,072,812	31.9%
Pork	343,442	389,767	13.5%	115,066	133,409	15.9%
Beef	208,563	168,688	-19.1%	46,019	41,292	-10.3%
Others	79,657	34,920	-56.2%	54,297	8,816	-83.8%
Total	6,925,996	8,671,985	25.2%	2,455,138	3,150,309	28.3%

Domestic Market

Sales in the domestic market continue to be strong, with a volume growth of 18.5% in the 3Q08 and of 13.3% in the 9M08 when compared to the same period of 2007. Revenues of R$ 1.7 billion in the 3Q08 and R$ 4.6 billion in the 9M08 represented still higher growths, from 29.2% and 24.2%, respectively, in relation to 2007. The average price increased 11.8% and 11.2% in the same periods.

The segment of processed products continues to be the most representative of the domestic market, in which the volume sold was 18.2% higher in the quarter and 14.1% higher in the year-to date figure, totaling 244.3 thousand in the quarter and 673,4 thousand tons in the year-to-date figure. The continuous growth of this segment reflects the increase in the income of the Brazilian population and consumer preference for processed products. The average price also grew in these periods, 10.4% and 9.8%, respectively, as a result of commercial actions, brand strength and company efforts to pass on the increases in the cost of the main inputs. Income from processed products rose from 30.3% in the 3Q08 and 25.4% in the 9M08, when compared to the 2007 figures, accounting for about 81% of gross income from the domestic market.

Poultry volumes sold totaled 30.5 thousand tons in the 3Q08 and 81.7 thousand tons in the 9M08, higher by 13.8% and lower by 1.5%, respectively, when compared to the same periods in 2007. Income from this segment, on the other hand, had a growth of 30.6% in the quarter and of 10.5% in the year-to-date figures in relation to 2007. This evolution in income resulted from the increase in sales of chicken cuts, the price of which is higher than the price of the whole chicken. The average price increased by 14.9% in the quarter and 12.1% in the year-to-date figures.

The volume sold of the pork segment totaled 13.1 thousand tons in the quarter and 35.0 thousand tons in the year-to-date figures, 25.0% and 12.9% higher than the same periods of 2007. Income from this segment had a still better performance, with a growth of 77.9% in the quarter and of 53,5% in the year-to-date total, as a result of the increase of 42.5% and of 35.9% in the average price of this protein due to low availability of pork in the market.

The sales volume of the beef segment in the domestic market rose 62.6% in the 3Q08 and 136.9% in the 9M08,  as a result of the redirecting of volumes to this market due to the continuation of the European embargo on the Brazilian beef. Income from this segment was 56.4% higher than that in the 3Q08 and 127,2% higher than in the 9M08, and totaled R$ 26.1 million in the quarter and R$ 77,6 million in the year to date total.

BREAKDOWN OF GROSS OPERATING INCOME – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

Export Market

Income generated in the quarter increased by 27.3%, totaling R$ 1.5 billion, mostly due to an increase of 16.4% in average prices. The volume sold grew by 14.2% in the 3Q08, totaling 328.8 thousand tons. In the 9M08 the income generated rose 26.3% in relation to same period in 2007 and prices charged by the Company increased by 17.3%. The real appreciated 9.9% in relation to the U.S. dollar in the 3Q08/3Q07 and appreciated 14.8% in the 9-month comparison.

The poultry segment accounted for 73.8% of the total income generated by exports in the 3Q08. This income totaled R$ 1.1 billion in the 3Q08, a growth of 31.9%. The volume sold totaled 260.6 thousand tons representing a growth of 17.3% in relation to the same period in 2007. The average price charged in the period increased by 12.6% in reais and 23.8% in U.S. dollars. In the 9M08, revenue reached R$ 3.0 billion, a growth of 32.9%, and the volume sold totaled 723.4 thousand tons, an increase of 12.9%. The increased price average in reais in the 9M08 was 17.8%, representing an increase of 35.3% in U.S. dollars.

The segment of processed products accounted for 13.6% of the export revenues in the quarter. Income totaled R$198.0 million in the 3Q08, a growth of 73.7% in relation to 3Q07, while physical sales of this segment totaled 39.4 thousand tons, a growth of 34.2%. The most representative products of this segment, as to income, were baked, grilled and breaded products. In the quarterly comparison, the average price increased by 29.6% in reais and 42.5% in U.S. dollars. Income from exports in this segment had a growth of 42.8% in the 9M08 when compared to the same period in 2007, a year-to-date figure of R$ 478,7 million, representing 11.7% of total sales. The volume sold totaled 98.5 thousand tons in the 9M08, an increase of 20.2%. The increase in average prices contributed to the evolution of income, since it was 18.8% higher in reais and 36.4% in U.S. dollars.

The pork segment had an income growth of 15.9% in relation to the 3Q07 totaling R$ 133.4 million, with a fall in volumes of 20.8% to 22.7 thousand tons and an evolution of 46.3% in the average in reais in the 3Q08, representing an increase in U.S. dollars of 60.8%. In the 9M08, income rose 13.5%, to R$ 389.8 million, and prices increased 27.2% in reais and 46.0% in U.S. dollars while the volume had a reduction of 10.8%, to 71.3 thousand tons. This fall in volumes, as much in the 3Q08 as in the 9M08, occurred due to the redirecting of this protein to the production of processed products in the domestic market, to take advantage of the heated demand for these products.

Beef exports generated an income of R$ 41.3 million in the quarter, a reduction of 10.3%; physical sales dropped 22.5%, to 6.2 thousand tons.  Beef export prices increased 16.0% in the 3Q08 in reais, representing an increase of 27.5% in U.S. dollars. In the 9M08, revenues totaled R$168.7 million, a drop of 19.1% and volumes 29.0% lower than those in 9M07. Beef export prices increased by 13.9% in reais, representing am increase of 30.8% in U.S. dollar. Beef sales to the international market continue to be affected by the European embargo on the Brazilian beef. In the 3Q08, those barriers started to be gradually removed.

BREAKDOWN OF GROSS OPERATING INCOME – EXPORT MARKET

AVERAGE PRICES – R$/KG – EXPORT MARKET

EXPORTS BY REGION

NET OPERATING INCOME

Sadia posted net income of R$ 2.8 billion in the 3Q08 and of R$ 7,7 billion in the year-to-date total of 2008, 29.7% and 26.4% higher than the same periods of 2007. This evolution was favored by the higher volumes and the prices charged in the domestic market, mainly in the segment of processed products, and by the higher volumes and the prices charged in the international market, mainly of poultry. The R$/USD foreign exchange rate appreciated by approximately 14.8% in the 9M08/07 and 9.9% in the 3Q08/07.

In the 3Q08, gross income rose 11.3%, to R$ 664.3 million. In the 9M08, the Company posted gross profit of R$ 1.8 billion, 14.3% higher than 2007. Costs had increases of 36.7% and 30.7% in the 3Q08 and in the 9M08, respectively, when compared to the same periods in 2007. Thus, the gross margin was reduced by 3.9 percentage points in the 3Q08 and by 2.5 percentage points, respectively.

Gross Margin
In the 3Q08/3Q07 comparison, corn and soybean market prices (ESALQ – North of Paraná) increased 7.0% and 35.8% and in the 9M08 they were 23.9% and 45.0% higher, respectively, to those in the 9M07.

OPERATING INCOME

The ratio of operating expenses – selling, general, administrative and other expenses – to net income fell from 19.6% in the 3Q07 to 17,0% in the 3Q08 and from 18.9% in the 9M07 to 17.5% in the 9M08, reflecting operating efficiencies in the periods under analysis. In the 3Q08, expenses were R$ 474.9 million and in the year-to-date totaled R$ 1.3 billion.

Selling expenses margins dropped significantly, from 17.2% in the 3Q07 to 15.9% in the 3Q08 (R$ 443.2 million), reflecting a greater dilution of fixed expenses and a good management of such expenses. In the year-to-date total, the reduction was also significant, from 17.1% to 15.7% in the 9M08 (R$ 1.2 billion).

General and administrative expenses accounted for 1.7% of the total net income of the 3Q08, an increase of 0.4 percentage point in comparison with the same period of the prior year. In the 9M08, this margin represented 1.5%, while in 2007 it represented 1.2%. The percentage increases are directly related to the company growth plans. This expense totaled R$ 48.4 million in the quarter and R$ 115.1 million in the year-to-date total of 2008.

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year. This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions. As of September 30, 2008 as a result of the losses recorded by the Company, the provision in the amount of R$44.9 million, referring to employee profit sharing, was reversed.

The operating profit before financial expenses and equity pickup (EBIT) grew 8.7% in relation to 2007, totaling R$ 189,4 million in the 3Q08, and the year-to-date total was R$ 494.1 million, 8.1% higher than that recorded in 2007.

EBITDA (earnings before Interest, Taxes, Depreciation and Amortization) totaled R$ 272.3 million in the 3Q08, a reduction of 0.3% over the 3Q07. In the 9M08, it totaled R$ 820.7 million, an increase of 11.8% in relation to 2007. The EBITDA margin was 9.8% in the 3Q08 and 10.7% in the year-to-date of 2008.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	9M07	9M08	3Q08	3Q08
EBIT	456,894	494,089	174,346	189,433
(+)DEPRECIATION/AMORTIZATION	254,534	313,746	88,364	113,556
(+)EMPLOYEE PROFIT SHARING	22,487	12,880	10,501	-30,659
EBITDA	733,915	820,715	273,211	272,330
EBITDA MARGIN	12.1%	10.7%	12.7%	9.8%

FINANCIAL RESULT

At September 30, the Company had derivative financial instruments that were traded by the treasury department based on the assumption of the appreciation/maintenance of the Real against the US dollar. These instruments contained intrinsic risks, assumed as a result of the stability and the low probability of devaluation of the Real against the US dollar.

As disclosed in a material fact on September 25, 2008, the treasury department exceeded the limits of the financial policy. As soon as it became aware of this fact the Board of directors determined that the necessary measures to reduce exposure were taken. With the aim of reducing the exposure related to these operations, the Board of Directors decided to settle part of these operations, making a loss in the amount R$ 544.5 million, recorded under exchange variation on derivative instruments.

	Notional - US$ mil			Loss
Financial Institution	Non deliverable Forward (short position)	Target Forward (long position)	Long call option	US$ thousand	R$ thousand

Financial Institution A	500,000	865,000	700,000	(221,936)	(424,851)
Financial Institution B	216,666	395,000	400,000	(62,500)	(119,645)
	716,666	1,260,000	1,100,000	284,436	(544,496)

In September 2008, with the worsening of the international financial crisis, a certain American financial institution, whose risk was part of one of the structured note of the Company’s investment portfolio, entered in default. As a result, the Company received securities of this institution in exchange for the principal invested. With the increase in the volatility of the financial assets on the international market, the marking to market value of these securities, as well as other assets of the fund, totaled a loss of R$ 239.5 million. In the same period, the Company sold some credit linked notes, which generated a loss in the amount of R$ 108.7 million. At September 30, 2008, the amount of R$ 348.2 million, resulting from the mark to market and the loss made on the sale of assets, was recorded under financial results.

The results to be realized from over the counter operations on the exchange future market are not recognized in the accounting. These contracts are separated and defined as operating or financial according to their specific objective. At September 30, 2008, the nominal amounts and the average contracted rates outstanding, exposed to the variation of the US dollar, as well as the respective fair value, are presented as follows:

	Consolidated
	September 30, 2008
	Notional		Average	Fair
	Original (1)	Exposure (2)	rate	Value
	US$ thousand	US$ thousand	R$/US$	R$ thousand
Future contracts - US$
Non Deliverable Forward	317,500	317,500	1.96	(6,549)
Target Forward	2,286,666	4,518,333	1.77	(755,478)
Short call options	1,531,667	1,531,667	1.84	(144,002)
Short position - US$	4,135,833	6,367,500	1.81	(906,029)

Non Deliverable Forward	2,508,333	2,508,333	1.88	111,764
Target Forward	473,333	473,333	1.78	82,300
Long call option	1,021,667	1,021,667	1.81	74,770
Long position - US$	4,003,333	4,003,333	1.85	268,834

Net position - US$	132,500	2,364,167		(637,195)

The exchange futures contracts have monthly maturities of up to 12 months and establish a margin call or bank guarantee in case the position is unfavorable to the Company. At September 30, 2008, the amounts deposited as margin and bank guarantee were R$701.1 million and R$269.0 million, respectively.

On September 30, Sadia had a cash availability of about R$2.3 billion to cover potential margin calls, as well as to guarantee the operating cash flow. This amount is enough to ensure all Sadia´s liabilities in the short and medium terms. Additionally, the company initiated a project to optimize costs and capital use.

FINANCIAL INDEBTEDNESS – R$ MILLION

	Sep-07%		Sep-08%		Chg.
Short Term	882.6	24%	3,835.9	49%	334.6%
Local Currency	398.8	45%	1,909.9	50%	378.9%
Foreign Currency	483.7	55%	1,926.0	50%	298.2%
Long Term	2,762.6	76%	3,931.4	51%	42.3%
Local Currency	869.0	31%	1,523.4	39%	75.3%
Foreign Currency	1,893.6	69%	2,408.0	61%	27.2%
Total	3,645.2	100%	7,767.3	100%	113.1%
(-) Financial Investments	2,436.7	100%	3,771.9	100%	54.8%
Local Currency	478.2	20%	2,087.4	55%	336.5%
Foreign Currency	1,958.5	80%	1,684.5	45%	-14.0%
(=) Net Financial Indebtedness	1,208.4	100%	3,995.4	100%	230.6%
Local Currency	789.6	65%	1,345.9	34%	70.4%
Foreign Currency	418.8	35%	2,649.5	66%	532.7%
Net Debt to Equity	43.9%		165.6%
Net Debt to EBITDA*	1.1		3.4
*Last 12 months

At the end of September 2008, Sadia had a net debt of R$ 4.0 billion, an increase of 86.2% when compared to the position at the end of June 2008. The weighted average interest rate for loans under assets at September 30, 2008 was 9.44% p.a.(6.06% p.a. at June 30, 2008). The net debt to EBITDA ratio was 3.4 at the end of the 3Q08. This result was achieved due to the Company’s investment plan and the financial resources provided to bear the financial losses.

NET INCOME

Sadia posted losses of R$ 777.4 million in the quarter and of R$ 442.6 million in the 9M08. In 2007, the Company had a quarterly profit of R$ 188.4 million and of R$ 393.9 million in the nine months.

INVESTMENTS - R$ MILLION

Investments made by Sadia up to September 2008 totaled R$ 1.5 billion. In the 3Q08, the Company invested R$519 million, double of the amount invested in the 3Q07. During the 3Q08, most of the resources were allocated to the poultry segment, which received R$ 166.3 million (32.1%), followed by the segment of processed products, which received R$ 136.2 million (26.3%). The pork segment received R$ 88.0 million, corresponding to 17.0%, while the beef segment received R$ 0.6 million, equivalent to 0.1% of the total. The remaining balance of R$ 127.5 million was used in other areas.

OUTLOOK

Sadia investments in Lucas do Rio Verde, State of Mato Grosso, for the construction of slaughtering units with a capacity of 126 million birds/year and 1.25 million hogs/year, required an investment of R$ 800 million. The plant initiated its activities last October 22.

The inauguration of the plant in the State of Pernambuco, in the municipality of Vitória do Santo Antão, which received an investment of R$ 250 million, is scheduled for the third quarter of 2009.

Furthermore, Sadia grew its capacity in processed products with the completion of the investments in the plants of Toledo (PR), Várzea Grande (MT), Uberlândia (MG) and Brasília (DF).

These investments should translate into additional revenues of R$ 4 billion by 2010. These projects are part of the investments of R$ 1.6 billion scheduled for 2008, of which 92% has already been completed.

Sadia reaffirms its growth forecast between 12% and 14% in total volumes for 2008 in relation to 2007 and an EBITDA margin between 11% and 12%. Gross revenues expected for the year are R$ 12.0 billion.

CAPITAL MARKET

São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (IBOVESPA). This portfolio lists 64 papers. Sadia relative weight in this index for the four-month period September-December/08, increased from 1.00% in the prior four-month period to 1.04%.

Sadia preferred shares (Sdia4) devalued 44.0% in the last 12 months (up to 09/30/08), while Ibovespa in the period devalued 18.1%.

The daily average of financial volume increased 86.4% in the 3Q08, reaching the mark of R$ 36.0 million, compared to R$19.3 million in the 3Q07.

Sadia preferred shares continued to be distributed among the various categories of Bovespa investors, the highlight of which was the steady number of foreign investors.

BREAKDOWN BY TYPE OF INVESTOR – BOVESPA

 (SEPTEMBER 2008)

New York Stock Exchange

In the last 12 months (09/30/07 to 09/30/08), Sadia Level II ADRs [SDA] devalued by 43.9% in U.S. dollars, while the Dow Jones Index depreciated by 21.9% in the period. The average daily volume grew 152.2%, to US$ 13.3 million, corresponding to 26.7% of the total securities traded with Sadia PN in the 3Q08.

Latibex

The average daily trade volume in the 3Q08 was €29.4 thousand, a fall of 89.2% when compared with the average volume recorded in the 3Q07, while shares devalued by 46.9% in the last 12 months.

MARKET DATA - BOVESPA	3Q07	3Q08	3Q08/3Q07
Sadia Common Shares / SDIA3 - thousands (Free Float = 41.4%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 93.0%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)	683,000	683,000
Closing Price - R$/share SDIA3	9.56	7.53	-21.2%
Closing Price - R$/share SDIA4	10.18	5.70	-44.0%
Mkt. Capitalization - R$ millions	6,952.9	3,893.1	-44.0%
Volume of Shares Traded - thousand	131,035	253,638	93.6%
Daily Average Volume of Shares Traded - thousand	2,080	3,902
Financial Volume Traded - R$ million	1,216.6	2,340.3	92.4%
Daily Average Financial Volume Traded - R$ million	19.3	36.0

MARKET DATA - NYSE	3Q07	3Q08	3Q07/3Q07
Total Outstanting ADR´s - thousands (¹)	8,539	38,566	351.6%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹)	16.71	9.37	-43.9%
Mkt. Capitalization - US$ millions(¹)	475.6	361.4	-24.0%
Volume of Shares Traded (¹)	23,051,667	48,795,327	111.7%
Daily Average Volume of Shares Traded (¹)	365,899	762,427
Financial Volume Traded - US$ thousand	333,078	853,465	156.2%
Daily Average Financial Volume Traded - US$ thousand	5,287.0	13,335.4
(¹) The ratio was altered from 10 preferred shares per ADS to 3 Preferred Shares per ADS Souces: Sadia, Bovespa and NYSE

OTHER HIGHLIGHTS

Sadia is one of the 50 global companies included in the report titled “Creating Value for All: Strategies for Doing Business with the Poor”, launched by the United Nation’s Development Program (UNDP). Sadia was selected to be included in the report due to its Sadia Sustainable Swineculture Program, the 3S Program. With biodigestors already installed in 1,104 pork breeders which are partners of Sadia, the primary purpose of this project is to involve 3.5 thousand outgrowers in the reduction of the emission of methane gas into the atmosphere and the marketing o carbon credits using the Clean Development Mechanism (CDM) contemplated in the Kyoto Protocol. The UN report highlights Sadia initiative to reduce extreme poverty while contributing to the sustainable development of the swine culture in Brazil. For Sadia, being included in the UN report represents a recognition of its pioneering work which effectively improves swine culture practices.

Report 20-F is filed and is available upon request and free of charge at http://ri.sadia.com.

Events on October 30, (Thursday)

    In Brazil: Meeting with Investment Professionals and Analysts
    Time: 07:00 a.m. (EDT - Brasília)
    Place : Av. Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

    International: Conference Call
    Time: 10:00 a.m. (EDT)
    Telephone numbers for connection:
    Brazil: (11) 4688-6301
    U.S.A.: (1 800) 860-2442
    Other countries: (1 412) 858-4600

The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website: www.sadia.com.br

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I

INCOME STATEMENT - CONSOLIDATED

	9M07		9M08		9M08/ 9M07	3Q07		3Q08		3Q08/ 3Q07
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%
Gross Operating Revenue	6,925,996	114.2%	8,671,985	113.2%	25.2%	2,455,138	114.2%	3,150,309	113.0%	28.3%
Domestic Market	3,694,808	60.9%	4,590,525	59.9%	24.2%	1,312,406	61.0%	1,695,946	60.8%	29.2%
Export Market	3,231,188	53.3%	4,081,460	53.3%	26.3%	1,142,732	53.1%	1,454,363	52.2%	27.3%
(-) Sales Tax and Services Rendered	(862,991)	-14.2%	(1,008,239)	-13.2%	16.8%	(304,798)	-14.2%	(361,838)	-13.0%	18.7%
Net Operating Revenue	6,063,005	100.0%	7,663,746	100.0%	26.4%	2,150,340	100.0%	2,788,471	100.0%	29.7%
Cost of Goods Sold and Services Rendered	(4,458,183)	-73.5%	(5,829,051)	-76.1%	30.7%	(1,553,646)	-72.3%	(2,124,131)	-76.2%	36.7%
Gross Profit	1,604,822	26.5%	1,834,695	23.9%	14.3%	596,694	27.7%	664,340	23.8%	11.3%
Selling Expenses	(1,039,260)	-17.1%	(1,201,016)	-15.7%	15.6%	(369,643)	-17.2%	(443,222)	-15.9%	19.9%
Management Compensation	(11,673)	-0.2%	(14,373)	-0.2%	23.1%	(4,037)	-0.2%	(5,040)	-0.2%	24.8%
Administrative Expenses	(59,369)	-1.0%	(100,684)	-1.3%	69.6%	(24,268)	-1.1%	(43,331)	-1.6%	78.6%
Employees Profit Sharing	(22,487)	-0.4%	(12,880)	-0.2%	-42.7%	(10,501)	-0.5%	30,659	1.1%	-392.0%
Others Operating Results	(15,139)	-0.2%	(11,653)	-0.2%	-23.0%	(13,899)	-0.6%	(13,973)	-0.5%	0.5%
Earnings Before Interest and Taxes	456,894	7.5%	494,089	6.4%	8.1%	174,346	8.1%	189,433	6.8%	8.7%
Financial Result, Net	(15,473)	-0.3%	(1,189,752)	-15.5%	7589.2%	(11,696)	-0.5%	(1,214,334)	-43.5%	10282.5%
Operating Profit	441,421	7.3%	(695,663)	-9.1%	-257.6%	162,650	7.6%	(1,024,901)	-36.8%	-730.1%
Nonoperating Income (expense)	(368)	0.0%	875	0.0%	-337.8%	(2,889)	-0.1%	10,157	0.4%	-451.6%
Income Before Taxes	441,053	7.3%	(694,788)	-9.1%	-257.5%	159,761	7.4%	(1,014,744)	-36.4%	-735.2%
Income Tax and Social Contribution	(47,075)	-0.8%	252,447	3.3%	-636.3%	28,668	1.3%	237,940	8.5%	730.0%
Net Income before Minority Interest	393,978	6.5%	(442,341)	-5.8%	-212.3%	188,429	8.8%	(776,804)	-27.9%	-512.3%
Minority Interest	(82)	0.0%	(274)	0.0%	234.1%	(77)	0.0%	574	0.0%	-845.5%
Net Income	393,896	6.5%	(442,615)	-5.8%	-212.4%	188,352	8.8%	(777,378)	-27.9%	-512.7%
EBITDA	733,915	12.1%	820,715	10.7%	11.8%	273,211	12.7%	272,330	9.8%	-0.3%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

R$ Thousand
	September 2007	September 2008
ASSETS
Current Assets	4,355,999	6,799,051
Cash and Bank	96,036	138,928
Trade Accounts Receivable	366,764	531,604
Recoverable Taxes	236,577	498,716
Inventories	1,267,312	1,983,390
Marketable Securities	2,199,427	3,502,472
Other Credits	189,883	143,941
Non-Current Assets	3,273,789	5,278,248
Long Term Assets	555,499	1,016,184
Marketable Securities	141,260	130,459
Other Credits	414,239	885,725
Permanent	2,718,290	4,262,064
Investments	45,029	96,873
Property, Plant and Equipment	2,535,326	4,045,030
Deferred Charges	137,935	120,161
Total Assets	7,629,788	12,077,299
LIABILITIES
Current Liabilities	1,832,248	5,367,557
Loans and Financing	882,558	3,835,907
Suppliers	482,694	993,460
Salaries and Social ChargesPayable	168,801	216,795
Taxes Payable	48,764	65,811
Dividends	46,913	3,909
Operating Liabilities	202,518	251,675
Non-Current Assets - Long Term Liabilities	3,041,021	4,296,903
Loans and Financing	2,762,595	3,931,369
Operating Liabilities	278,426	365,534
Deferred Discount of Investments	0	0
Minority Interest in Subsidiaries	784	38,868
Shareholder's Equity	2,755,735	2,373,971
Paid - Up Capital	1,500,000	2,000,000
Income Reserve	1,255,735	373,971
Total Liabilities and Equity	7,629,788	12,077,299

ATTACHMENT III

CASH FLOW STATEMENT

R$ Thousand
	September 2007	September 2008
Net result from the period	393,978	(442,341)
Adjusments to reconcile net income to cash generated by operating activities:
Variation in minority interest	(262)	3,995
Accrued interest, net of paid interest	(201,651)	745,943
Depreciation, amortization and depletion allowances	223,865	297,224
Goodwill amortization	15,579	16,522
Subvention	15,090	-
Equity in earnings of subsidiareies	(4,966)	1,305
Exchange variations on foreign investments	90,607	(96,633)
Deferred taxes	43,252	(270,727)
Contingencies	10,117	(3,096)
Result from the disposal of permanent assets	5,414	5,183
Variations in operating assets and liabilities:
Trade accounts receivable	311,834	(45,018)
Inventories	(182,858)	(814,454)
Recoverable taxes and other	(67,034)	(298,809)
Judicial deposits	4,742	678
Suppliers	(20,591)	399,509
Taxes payable, salaries payable and others	(2,126)	120,936
Net cash generated from operating activities	634,990	(379,783)
Investiments activities:
Funds from the sale of permanent assets	3,394	2,198
Purchase of property, plant and equipment	(622,244)	(1,471,479)
Acquisition of subsidiary, net cash	-	(40,290)
Short-term investments	(2,581,974)	(5,071,467)
Redemption of investments	2,450,975	3,136,257
Cash applied in investments activities	(749,849)	(3,444,781)
Financeing activities:
Loans and financing	2,033,842	6,056,398
Payment of financing	(1,948,333)	(2,200,917)
Dividends paid	(108,267)	(215,721)
Sale of treasury shares	463	56,509
Purchase of treasury shares	(879)	(52,805)
Net cash generated from financing activities	(23,174)	3,643,464
Cash at beginning of year	234,069	320,028
Cash at end of year	96,036	138,928
Net addition in cash	(138,033)	(181,100)